SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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Sapiens Schedules Third Quarter 2004 Earnings Release and Conference Call

RESEARCH TRIANGLE PARK, N.C. – November 3, 2004 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of insurance technology solutions, announced that it will report its third quarter 2004 financial results on Tuesday, November 9, 2004.

Following the earnings release, Sapiens management will host a teleconference at 8:45 EST, 15:45 Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate:

United States 1-866-860-9642
United Kingdom 0-800-917-5108
Israel 03-918-0600

A telephone replay of the call will be available for 72 hours after the live broadcast, approximately two hours after the call, and may be accessed by dialing:

United States 1-888-269-0005
International + 972-3-925-5901
Israel 03-925-5901

An online replay will also be available one day after the call on http://www.sapiens.com

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, Abbey National, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

FOR ADDITIONAL INFORMATION:
Yuval Hadari
Chief Financial Officer
Sapiens International
Tel: +1-877-554-2426 +972-8-938-2721 E-mail: yuval.h@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  November 4, 2004

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary

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